

July 15, 2011

Via E-mail
Mr. Christopher Y. Chai
Senior Vice President and Chief Financial Officer
MAP Pharmaceuticals, Inc.
2400 Bayshore Parkway, Suite 200
Mountain View, California   94043

      Re: **MAP Pharmaceuticals, Inc**
               Form 10-K for the Year Ended December 31, 2010
               Filed on March 4, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed on May 6, 2011
               File No. 001-33719

Dear Mr. Chai:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 6

1. You recognized revenue allocated to the license of LEVADEX in the first quarter of $34.2 million based on the relative selling price of the element since you determined that it had stand-alone value. You deferred the remaining $25.8 million of the $60 million up-front payment for research and development, manufacturing, co-marketing and co-promotion deliverables over the estimated obligation periods. Please tell us the following:

- How you determined that the license of LEVADEX had stand-alone value based on disclosure in your filings that you and Allergan will equally share regulatory, patent and development expenses for two future LEVADEX indications and that you and Allergan will equally share any additional development and manufacturing costs required to obtain regulatory approval. Please refer to example 12 of ASC 605-25-55;

- The units of accounting that you determined for this arrangement and what deliverables are included in each unit of accounting;

- The computation supporting the recognition of $34.2 million recognized as revenue in the quarter; and

- The number of years over which you intend to recognize the $25.8 million deferred revenue and your rationale supporting this period.

2. Please provide us proposed disclosure to be included in future periodic reports that includes the following:

- The inputs, assumptions and methods used to determine the "discounted cash flows, estimated direct expenses and other costs and available data" inputs, in your best estimate of selling price for each deliverable in accordance with ASC 605-25-50-2(e); and
- The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2(h).

3. Tell us how your policy "We recognize milestone payments as revenue upon achievement of the milestone provided the milestone payment is nonrefundable, substantive effort and risk is involved in achieving the milestone and the amount of the milestone is reasonable in relation to the effort expended or risk associated with the achievement of the milestone" complies with the three criteria in ASC 605-28-25-2.

4. Regarding your disclosure that "under the terms of the Allergan Agreements, we may also receive up to an additional $97.0 million in the form of regulatory milestones, which includes milestones for acceptance of filing of the LEVADEX New Drug Application, or NDA, and first commercial sale associated with the initial acute migraine indication," please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosures required by ASC 605-28-50-2.c. and d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant